Exhibit 21.1

PERFUMANIA HOLDINGS, INC.
SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Perfumania, Inc.	United States - Florida
Magnifique Parfumes and Cosmetics, Inc.	United States - Florida
Ten Kesef II, Inc.	United States - Florida
Perfumania.com, Inc.	United States - Florida
Quality King Fragrance, Inc.	United States - New York
Five Star Fragrance Company, Inc.	United States - New York
Scents of Worth, Inc.	United States - Florida
Model Reorg Acquisition, LLC	United States - Delaware
Parlux Fragrances, LLC	United States - Delaware
PFI Distribuidora de Perfumes LTDA	Brazil
Perfumania Puerto Rico, Inc.	Puerto Rico